Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 26, 2008 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of two new accounting standards), relating to the consolidated financial statements of Safeway Inc. and subsidiaries, and the effectiveness of Safeway Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Safeway Inc. and subsidiaries for the year ended December 29, 2007, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

December 8, 2008